FORM 51–102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1      Name and Address of Company

Silvermex Resources Inc.
(formerly Genco Resources Ltd.)
Suite 420 – 609 Granville Street
Vancouver, British Columbia
V7Y 1G5

(the “Company”)

Item 2      Date of Material Change

November 16, 2010.

Item 3      News Release

The News Releases of the Company with respect to the material changes referred to in this report were issued through Marketwire on November 15, 2010 and November 16, 2010 and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Item 4      Summary of Material Change

On November 16, 2010, the Company and Silver One Mining Corporation (formerly Silvermex Resources Ltd.) (“Silver One”) closed a transaction involving the combination of their respective businesses, which was effected by way of a plan of arrangement (the “Arrangement”) in accordance with the Business Corporations Act (British Columbia). Prior to market open on November 16, 2010 the Company subdivided all of its outstanding common shares. Following the subdivision, the Arrangement was effected, pursuant to which the Company issued to Silver One shareholders one common share of the Company in exchange for each Silver One common share held. Consequently, Silver One became a wholly-owned subsidiary of the Company. In conjunction with the closing of the transaction, the Company changed its name from “Genco Resources Ltd.” to “Silvermex Resources Inc.” and Silver One changed its name from “Silvermex Resources Ltd.” to “Silver One Mining Corporation”.

Item 5      Full Description of Material Change

5.1            Full Description of Material Change

On November 16, 2010, the Company and Silver One jointly announced the closing of the transaction involving the combination of their respective businesses, which was effected by way of the Arrangement. The Arrangement and related transactions were completed before market open on Tuesday, November 16, 2010 in the following sequence:

  the Company subdivided all of its outstanding common shares on a 1.1-for-one basis (the “Subdivision) pursuant to which the Company issued one-tenth of an additional common share of the Company for each common share held by its shareholders. The Subdivision took effect immediately prior to the completion of the Arrangement.
  Following the Subdivision, the Arrangement was effected, pursuant to which the Company issued to former Silver One shareholders one common share of the Company in exchange for each Silver One common share held.
  Following the closing of the Arrangement, the Company changed its name from “Genco Resources Ltd.” to “Silvermex Resources Inc.” and Silver One changed its name from “Silvermex Resources Ltd.” to “Silver One Mining Corporation”.

As a result of the foregoing transaction steps, the former shareholders of the Company, in effect, received 1.1 common shares of the Company for each of their common shares held; the former shareholders of Silver One received one common share of the Company for each of their Silver One common shares held; and Silver One became a wholly-owned subsidiary of the Company.

At the opening of trading on the TSX on Tuesday, November 16, 2010, the common shares of the Company began trading under the new name, new stock symbol and new CUSIP number as follows:

New Name:	Silvermex Resources Inc.
New Stock Symbol:	SLX
New CUSIP:	828426 10 6

The common shares of Silver One were delisted from the TSX Venture Exchange effective at the close of markets on Monday, November 15, 2010.

The management team and board of directors of the Company following the completion of the Arrangement are as follows:

  Arthur Brown, P.Eng, Director - Mr. Brown is the past Chairman and CEO of Hecla Mining Company (NYSE: HL) (“Hecla”), headquartered in Coeur d'Alene, Idaho. During Mr. Brown’s 40 year tenure at Hecla he held many executive positions with the company. He became President in 1986 and was named Chairman and Chief Executive Officer in 1987. Mr. Brown played a vital role in the evolution of Hecla into one of the world’s largest and most successful mining companies. Mr. Brown retired from Hecla in 2006 and joined Silvermex Resources Ltd. as Chairman in 2009.

  Michael H. Callahan, President and Director - Mr. Callahan was with Hecla from 1989 to 2009. During this 20 year period he held a variety of positions including: Director, President of Minera Hecla Venezolana, a subsidiary of Hecla Mining Co. and Vice President of Corporate Development. Mr. Callahan played a key role in the acquisition, development and production growth of some of Hecla’s most successful mines.

  Duane A. Nelson, CEO and Director - Mr. Nelson has been a director and officer of Silvermex Resources Ltd. since February 2006. He has over 25 years of private and public sector experience with a focus on early-stage projects.

  James R. Anderson, BSB, LLC, Director - Mr. Anderson was the CEO and the largest shareholder of Genco Resources Ltd. He is a successful businessman with wide-ranging interests in oil & gas production, as well as real estate development and rentals. He is the founder, sole shareholder and President of Tennessee Eastern Gas & Oil Co. Mr. Anderson holds a Bachelor of Science in Business degree and a Juris Doctor degree in Law from the University of Minnesota.

  Joseph J. Ovsenek, P.Eng, L.L.B, Director - Mr. Ovsenek is the Senior Vice President of Silver Standard Resources Inc. (NASDAQ:SSRI) (“Silver Standard”) Mr. Ovsenek holds a Bachelor of Law degree from the University of Toronto. He is a registered professional engineer, and holds a Bachelor of Applied Science degree from the University of British Columbia. Mr. Ovsenek played a key role in building Silver Standard into one of the largest primary silver companies in the world.

  Kenneth C. McNaughton, M.A.Sc., P.Eng, Director - Mr. McNaughton is the Senior Vice President, Exploration for Silver Standard since 1991. Mr. McNaughton holds a Bachelor of Applied Science degree and a Master of Applied Science degree in geological engineering from the University of Windsor. He has been with Silver Standard since 1991 and played a vital role in the development of Silver Standard’s extensive resource base, creating the largest in-ground silver resource of any publicly-traded primary silver company.

  Robert J. Fraser, M.Sc., P.Geo, Vice President, Exploration - Mr. Fraser is the past Exploration Manager for Hecla in Canada and Venezuela. He graduated with a Hon’s B.Sc. in Geology and a M.Sc. in Mineral Exploration from Queen’s University at Kingston and has over 35 years experience. Prior to his senior position with Hecla Mr. Fraser was with Noranda for over 25 years.

  Hallein Darby, CA, CFO and Corporate Secretary - Ms. Darby has been Silver One’s Senior VP Finance since November 2008 initially as Senior VP Finance and is currently CFO. She was previously the Senior VP Finance for Timmins Gold Corp. Ms. Darby served as a Senior Securities Analyst with the British Columbia Securities Commission from 1996 to 2006.

Further details regarding the business combination and the Arrangement are set out in the Notice of Annual and Special Meeting and Management Information Circular of Silvermex Resources Ltd. dated October 6, 2010 and Notice of Special Meeting and Management Information Circular of Genco Resources Ltd. dated October 8, 2010, which are available at www.sedar.com.

5.2      Disclosure for Restructuring Transactions

Not applicable.

Item 6      Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7      Omitted Information

Not applicable.

Item 8 Executive Officer

Duane A. Nelson
Director and Chief Executive Officer
Vancouver, British Columbia

Tel: (604) 512-8118

Item 9 Date of Report

November 19, 2010.